(Bridge Private Lending, LP Letterhead)

March 8, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bridge Private Lending, LP (the “Registrant”) Rule 477 Request for Withdrawal Registration Statement on Form S-11 (File No. 333-163556)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies with the Securities and Exchange Commission (the “Commission”) to withdraw, effective as of the date hereof, the above-referenced Registration Statement, together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was initially filed (on Form S-1) on December 8, 2009 and was last amended on January 21, 2011.  The Commission has not yet declared effective the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Registrant seeks to withdraw the Registration Statement to allow it more time, under less pressure, to complete the audit of its year-end financial statements and make updating changes to its prospectus and to fully address the Commission’s outstanding comments with respect to the Registration Statement, as well as the outstanding comments received from the Maryland Division of Securities.

The Registrant confirms that no securities were sold in connection with the offering that is the subject of the Registration Statement.

Securities and Exchange Commission
March 8, 2011

The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

The Registrant acknowledges that the registration fee paid in connection with the Registration Statement will not be refunded.  The Registrant may refile the Registration Statement with the Commission at a later date, and, in such case, it requests that the registration fee previously paid be credited for future use by the Registrant in accordance with Securities Act Rule 457(p).  If the Registrant does refile the Registration Statement at a later date, it will address therein the comments received from the Commission in its letter to dated February 8, 2011.

If you have any questions with respect to this matter, please contact David B. Gibber, Esquire, of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC at (410) 576-1625.

Sincerely,

Bridge Private Lending, LP

By:	Bridge GP, LLC,
General Partner

	By:	BPL Manager, LLC
Managing Member

		By:	/s/ Alan David Borinsky
Alan David Borinsky,
Sole Member